Contact

www.linkedin.com/in/rinajensen
(LinkedIn)

Top Skills

Public Speaking

Coaching

Customer Service

Certifications

ThetaHealing(R)

Confidence Coach

Adaptive Mindset for Resilienct

Psych-K

Divorce & Family Mediation
Certification

Publications

Contributor

Rina Jensen

Mental Fitness & Resilience Coach | Speaker | Psych-K (R)
Facilitator | Cliff Pusher | Small Business Advocate | Magical Being
doing magical shit
Iowa City-Cedar Rapids Area

Summary

I QUIT!

In 2012 I'd had it with the corporate world. Working towards
someone else's' dream. Being a tiny voiceless cog in a machine.
Fighting the tears on my way into work only to have them pour down
my face on my way home. Then my stepson asked me the most
innocent and caring question, "Rina, did you have another bad
day?"

I gave notice the next day. I refused to continue to live a life that was
expected when I knew there was so much more waiting on the other
side of fear. And what kind of example was I setting? Be miserable
so you can pay bills and have nice things? Nope. Not perpetuating
that bullshit!

For the first time since I was a teenager, I was unemployed with no
idea what I wanted to be when I grew up. I was 38 at the time. All I
knew was that whatever I did next it needed to fulfill at least one of
three things:
1. The ability to learn
2. Be a source of happy, and most importantly
3. It needed to be a way to give back to the community

That courage to quit my job was difficult to find, but the journey
since has been worth every pivot, every adjustment, and every
experience.

What do I do?
I am a Mental Fitness & Resiliency Coach for small business owners.
I help them take responsibility for their thoughts, emotions and
behaviors in order to reduce stress, improve productivity, and
improve their relationships within work and at home.

Who do I work with?
Female business owners in business by themselves. And a select
group of men who 'get it'. We all have the same fundamental needs:
to reduce stress (Health), improve bottom-lines (Wealth), and
connect with others (Happiness).

Do you:
Feel overwhelmed most of the time?
Constantly bicker with the people in your life?
Want to shut that voice up? The one inside your head that's been
judging you and others?
Need to set clearer boundaries with people?
Find that you focus on the chaos and shitstorms rather than what's
going well?

How it works.
Radical Responsibility.
Disruption of the status quo.
Courageous Pursuit of authenticity & happiness.

My process is not conventional, so if you're over the one dimensional
approach most business coaches focus on such as goal setting,
accountability and sales and you're ready to incorporate,
acknowledge and work on your thoughts, emotions and behaviors
in order to transform your business and your team, then send me
a message. Don't worry, this 3D approach I take includes all of
those important things as well, but the focus is you. Your goals,
your motivation and your Health, Wealth and Happiness to help you
succeed in all aspects of your life.

_____

Experience

You Conferences
Vice Pusher of Cliffs
March 2018 - Present (4 years 7 months)

Disguised as a women's business conference, but without the stuffiness.
Empowering business owners to disrupt their lives in the most positive change,

encouraging you to take the chance. We don't grow when we stay in the same place. We don't learn if we do only what we know how to do.

As VP of Cliffs - My job is to help the women who plan and the women who attend understand themselves on a deeper level and move beyond the fear so they can stay positive, keep focused and push through the discomfort to have the life they want!

R Jen Companies
Resiliency Coach
July 2017 - Present (5 years 3 months)
Cedar Rapids, Iowa Area

Marrying the personal and professional lives of small business owners. Start to take the steps that will get you comfortable being uncomfortable!
As business owners we talk about goals, strategies and marketing. We also talk about mindset, but what does that mean? We know the basics: Supply and demand, market to your target. But what happens when you want to shift from "What if I fail?" to "what if I succeed?" The mental health of business ownership is equally - dare I say more... - important that the perfect marketing plan...

Corridor Connection Network
Partner
April 2019 - June 2020 (1 year 3 months)
ICR

Corridor Connection Network is the networking calendar for the ICR.

www.CCNICR,com

Domicile
Small Business Owner
March 2015 - January 2017 (1 year 11 months)
Cedar Rapids, Iowa Area

Closed in January due to life circumstances....
We are a FUN and FUNKY gift store specializing in home decor and art gallery quality work at affordable prices. We LOVE local artists and have the perfect piece for your domicile - or your office - or your friend - or your family!

IBK Photography
Director of Sales and Marketing
January 2015 - October 2015 (10 months)

All things portrait photography. We love family photography! We offer packages for sessions from your kids and pets to couple's boudoir to on location head shots at your company.

Getting Married? Give us a call for that too! We can help with your engagement photos, wedding day bliss or even a photo booth.

Have you thought about having someone photograph your baby's birth? IBK Photography will do it all!

New York Life Insurance Company
Agent
November 2012 - December 2014 (2 years 2 months)
Hiawatha, IA

Jensen Mediation, LLC
Owner
May 2012 - December 2012 (8 months)

I am still a certified mediator, however I have chosen to help a larger # of people in my current position. While not practicing I am still helping to resolve conflicts within organizations in which I am a member.

Local Trucking Co.
Collections Supervisor
February 2005 - March 2012 (7 years 2 months)

Education

Coe College
Bachelor's degree, Business Administration and Management, General